SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: April 2006

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 88

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                      No      X

Attached:

-	Adecco welcomes Dieter Scheiff as incoming CEO of Adecco Group

Press Release

Adecco welcomes Dieter Scheiff as incoming CEO of Adecco Group

Chéserex, Switzerland – April 22, 2006: The Adecco Group, the worldwide leader in Human Resource services, welcomed Dieter Scheiff as the incoming CEO of the company. Adecco was informed by DIS AG’s Supervisory Board of its decision, reached yesterday, to release Mr. Scheiff from his current assignment as CEO of DIS.

“We are pleased with the decision of the Supervisory Board of DIS AG to release Dieter Scheiff. With this decision, I welcome Dieter Scheiff as the incoming CEO of Adecco Group. This completes the process we commenced on January 9th with the announcement of the intention to acquire DIS AG”, said Klaus J. Jacobs, Chairman and CEO of Adecco.

Adecco acquired 82.6% of DIS AG, the leader in professional staffing in Germany, in the course of 2006, having previously expressed its intention to offer the DIS’ CEO to join Adecco as CEO provided DIS’ Supervisory Board gave its clearance.

Andreas Dinges will succeed Dieter Scheiff as CEO of DIS AG, as also decided by DIS’ Supervisory Board.

About Adecco

Adecco S.A. is a Fortune Global 500 company and the global leader in HR services. The Adecco Group network connects over 700,000 associates with business clients each day through its network of over 33,000 employees and 6,600 offices in over 70 countries and territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

Adecco S.A. is registered in Switzerland (ISIN: CH001213860) and listed on the Swiss Stock Exchange with trading on virt-x (SWX/VIRT-X: ADEN), the New York Stock Exchange (NYSE: ADO) and Euronext Paris — Premier Marché (EURONEXT: ADE).

Contacts:

Adecco Corporate Investor Relations

Investor.relations@adecco.com or +41 (0) 44 878 8925

Adecco Corporate Press Office

Press.office@adecco.com or +41 (0) 44 878 8832

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: 24 April 2006	By:	/s/ Jim Fredholm
Jim Fredholm
Chief Financial Officer

Dated: 24 April 2006	By:	/s/ Hans R. Brütsch
Hans R. Brütsch
Corporate Secretary